

Mail Stop 3720

July 29, 2011

<u>Via Facsimile</u>
Thomas Lee
Chief Financial Officer
Uni Core Holdings Corp.
Room 2602, Bank of America Tower
12 Harbour Road
Central, Hong Kong

> **Re:** **Uni Core Holdings Corp.**
> **Form 10-K for the Fiscal Year Ended June 30, 2010; and**
> **Form 10Q for the Period Ending March 31, 2011**
> **Filed October 7, 2010 and May 13, 2011, respectively**
> **File No. 0-30430**

Dear Mr. Lee:

We have reviewed your supplemental response letter dated July 6, 2011 as well as your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Please note that filings and written correspondence to the Securities and Exchange Commission, including your letter of July 6, 2011, are required to be filed electronically via the Electronic Data Gathering and Retrieval (EDGAR) system in accordance with Rule 14 of Regulation S-T.

Form 10-K for the Fiscal Year Ended June 30, 2010
Item 9A Controls and Procedures
Internal Controls over Financial Reporting, page 25

2. We note your response to prior comment 1 in our letter of May 26, 2011. From your response it appears you may have material weaknesses in our internal control over financial reporting due to the deficiencies in relevant education and ongoing training your financial management and staff has had relating to U.S. GAAP and SEC rules and regulations; lack of professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and insufficient expertise and experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and SEC rules and regulation; and evaluating effectiveness of internal control over financial reporting. Accordingly, please revise and describe management plans to strengthen internal controls over financial reporting and remediate the material weaknesses described in your response to comment 1.

3. We note your response to prior comment 2 in our letter of May 26, 2011. Please revise and identify the framework used by management to evaluate the effectiveness of the registrant's internal control over financial reporting. See 308T(a)(2) of S-K.

Item 15. Exhibits and Financial Statement Schedules
Consolidated Financial Statements, page 35

4. It appears that APT Paper Group Limited (APT) should be considered your predecessor, as this term is defined in Rule 405 of Regulation C. Consequently, financial information of the company's predecessor, APT, is required for all periods prior to the succession, with no lapse in audited periods or omission of other information required about the company. Accordingly, you should amend your June 30, 2010 Form 10-K to include APT's audited financial statements for the year ended December 31, 2009, and audited statements of operations and cash flows from January 1, 2010 until May 31, 2010, as required by Article 8 of Regulation S-X. Please revise or advise.

Note 4 Goodwill, page 63

5. We note your response to prior comment 8 in our letter of May 26, 2011. We will review your disclosures required by ASC 805-10-50 upon your filing of the amended Form 10-K.

* * * *

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detail letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Joe Cascarano, Staff Accountant, at (202) 551-3376 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage for

Larry Spirgel
Assistant Director